November 20, 2007
Tia Jenkins – Mail Stop 3561
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
	Re:	Bio-Reference Laboratories, Inc. (“BRLI”)
Form 10-K for Fiscal Year Ended
October 31, 2006
File No. 000-15266

Dear Ms. Jenkins,

                We have reviewed the staff’s comment letter of October 30, 2007, issued in response to BRLI’s supplemental response of July 12, 2007. The following are BRLI’s responses to the staff’s October 30, 2007 letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Notes to Financial Statements

Note 4 – Intangible Assets, page 56

1. It appears that our prior response to this item did not include some information needed to fully understand our position regarding the accounting treatment for the Intangibles Assets we had classified as Costs Related to Acquisitions. Based upon our review of these costs, it appears that our accounting treatment did not comply with the provisions of SFAS 141 and SFAS 142. Instead, the total costs of $1,562 should have been allocated as Goodwill of $795 and Customer Lists of $767. In addition, we have determined that restatement of prior filings are not required based upon our evaluation of the materiality of the misstatements and in our opinion, would not have any significant impact on the users of the financial statements.

In order to gain an understanding of how we arrived at this conclusion, we have provided the following table (all amounts are shown in thousands):

Fiscal
Y/E	Cost	Amortization
1995	$122	6
1996	—	6
1997	127	10
1998	—	13
1999	529	37
2000	—	39
2001	—	39
2002	—	39
2003	—	39
2004	198	54
2005	135	66
2006	451	114	(a)

Total	$1,562	$462

(a)          - No amortization taken in fiscal 2006 on the $ 451 of costs.

Based upon the information scheduled above, we compared the total Cost of the Intangibles in question (Cost A) as follows:

•                  For each of the years containing Cost (A) additions - Cost (A) as a percentage of Total Intangibles - Net of Accumulated Amortization

•                  For each of the years containing Cost (A) additions - Cost (A) as a percentage of the Company’s Total Assets

•                  For each of the years scheduled above - Amortization of Cost (A) intangibles for each of the years scheduled above as a percentage of Net Income (Loss)

These comparisons resulted in the impact of Cost (A) being within a range of  0.00% to 2.65%. The only comparison outside of this range was the 1999 addition of $529 as a percentage of the Total Intangibles -Net of Accumulated Amortization as of October 31, 1999. These 1999 additions represent 7.40% of the Total Net amount. As a result of these comparisons, we have deemed the misstatements as being quantitatively insignificant.

In addition, for each of the years scheduled above, we considered the surrounding circumstances of the misclassification. For example;

•                  Whether the misstatement affects compliance with any loan covenants or any other contractual requirement. (None Noted)

•                  Whether the misstatement has any effect on any type of compensation arrangements. (None Noted)

•                  Whether the misstatement changes a loss into income or visa versa. (None Noted)

•                  Whether the misstatements could be expected to have any significant impact on the users of the financial statements. (None Noted)

As a result of these considerations, we have determined that the misstatements have no qualitative impact on the financial statements.

Note 18 – Acquisition, page 71

2. The following represents our supporting calculations for each test of significance that enabled us to reach our conclusion. As noted below, we did take into account the contingent consideration.

•                  Purchase price of GeneDx - $10,000,000 plus a contingent consideration of $7,000,000(a)

BRLI’s Consolidated Total Assets at October 31, 2005 - $88,373,000

(a) Amount represents 11.3% - 19.2% of BRLI’s consolidated total assets at 7/31/06

•                  Gene Dx’s Total Assets at December 31, 2005 — $3,500,000(b)

BRLI’s Consolidated Total Assets at October 31, 2005 — $88,373,000

(b) Amount represents 4.0% of BRLI’s consolidated total assets

•                  GeneDx’s income from continuing operations before income taxes for twelve months ended 12/31/05 - $1,380,000; for six months ended 6/30/06 - $720,000.(c)

BRLI’s income from continuing operations before income taxes for twelve months ended 10/31/05 - $12,600,000

(c) Amount represents 11% of BRLI’s income from continuing operations before income taxes.

Based upon the above calculations, and in accordance with Regulation S-X §210.1-02 (w), BRLI concluded that GeneDx would be considered a “significant subsidiary”, but due to the provisions of Regulation S-X §210.3-05 (b)(2)(i) concerning the required “Financial Statements of Businesses Acquired or to be Acquired” which states

“(i) If none of the conditions exceeds 20 percent, financial statements are not required….”

concluded that GeneDx’s financial statements were not required.

Other 1934 Act Filings

3. BRLI respectfully submits that with respect to its prior 1934 Act filings, the issues addressed above do not appear to be material and do not mandate amendments of prior filings.

BRLI hereby acknowledges that:

•                  BRLI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  BRLI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Bio-Reference Laboratories, Inc.

By	/S/	Sam Singer
Sam Singer
Senior Vice President
Principal Financial Officer